Exhibit 99.2

Focus Media Reports Fourth Quarter and Full Year 2012 Results

SHANGHAI, China, March 25, 2013 – Focus Media Holding Limited (Nasdaq: FMCN) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Highlights for Fourth Quarter 2012:

● Total net revenue for the fourth quarter of 2012 was $250.2 million, of which

● aggregate net revenue from the LCD display network, in-store network, poster frame network and movie theater network was $244.1 million, within the Company’s guidance of between $237.0 million and $246.0 million. This represented a slight decrease of 1% from $247.7 million for the third quarter of 2012 and an increase of 2% from $238.8 million for the fourth quarter of 2011; and

● net revenue from the traditional outdoor billboard network for the fourth quarter of 2012 was $6.1 million, within the Company’s guidance of between $6.0 million and $7.0 million.

● GAAP net income attributable to Focus Media for the fourth quarter of 2012 was $76.7 million, representing an increase of 19% from $64.6 million for the third quarter of 2012 and an increase of 107% from $37.1 million for the fourth quarter of 2011, and was adversely affected by the loss from equity method investee, Visionchina, of $38.9 million. .

● Non-GAAP net income attributable to Focus Media for the fourth quarter of 2012 was $95.1 million, within the Company’s guidance of between $93 million and $98 million, slightly increasing from $94.6 million for the third quarter of 2012 and a slight decline of 1% from $96.0 million for the fourth quarter of 2011. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.57, representing an increase of 19% from $0.48 per fully diluted ADS for the third quarter of 2012 and an increase of 111% from $0.27 per fully diluted ADS in the fourth quarter of 2011.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.71, substantially unchanged from $0.71 per fully diluted ADS for the third quarter of 2012 and an increase of 1% from $0.70 per fully diluted ADS for the fourth quarter of 2011.

Highlights for Full Year 2012:

● Total net revenue for full year 2012 was $927.5 million, an increase of 18% from $786.5 million for full year 2011, of which

● aggregate net revenue from the LCD display network, in-store network, poster frame network and movie theater network was $895.5 million, representing an increase of 22% from $737.0 million for full year 2011 ; and

● net revenue from the traditional outdoor billboard network was $32.0 million, representing a decrease of 35% from $49.5 million for full year 2011.

● GAAP net income attributable to Focus Media for full year 2012 was $238.1 million, representing an increase of 46% from $162.7 million for full year 2011.

● Non-GAAP net income attributable to Focus Media for full year 2012 was $333.1 million, representing an increase of 17% from $284.1 million for full year 2011. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS for full year 2012 was $1.79, representing an increase of 52% from $1.18 per fully diluted ADS for full year 2011.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS for full year 2012 was $2.50, a 22% increase from $2.05 per fully diluted ADS for full year 2011.

Highlights for Balance Sheet and Cash Flow Results of Fourth Quarter and Full Year 2012:

● Cash, cash equivalents, short-term investments and restricted cash were $1,029.8 million as of December 31, 2012, increasing by 14% from $901.1 million as of September 30, 2012. Our short-term investments consist of longer term dated cash deposits that earn a higher interest rate as compared to cash and cash equivalents.

● Bank loans were $200.0 million which were all long-term bank loans as of December 31, 2012 secured by onshore renminbi cash deposits, as compared to bank loans of $200.0 million inclusive of short-term bank loans of $100.0 million as of September 31, 2012, which was renewed and converted into long-term bank loans in the fourth quarter of 2012. Long-term bank loans of $100.0 million outstanding as of September 30, 2012, were also extended to 2018 in the fourth quarter of 2012. The bank loan as of December 31, 2012 consisted of a $200.0 million term loan facility agreement entered into on November 21, 2012 with DBS Bank Ltd., Hong Kong Branch (“DBS”) and was used to repay all of the Company’s outstanding indebtedness under its previous credit facilities with DBS.

● Net accounts receivable for the LCD display network, in-store network, poster frame network and movie theater network was $275.6 million as of December 31, 2012, a decrease of 3% from $284.1 million as of September 30, 2012. Days sales outstanding was 100 days in the fourth quarter of 2012 versus 92 days for the third quarter of 2012. Days sales outstanding was 97 days for full year 2012 versus 85 days for full year 2011. As a supplementary cash collection metric, the actual cash collection from accounts receivables and prepayments from the advertisers was $281.7 million in the fourth quarter of 2012, as compared to $239.8 million in the fourth quarter of 2011.

● Net cash inflow from operating activities in the fourth quarter of 2012 and full year of 2012 were $142.4 million and $358.3 million, respectively, representing an 11% increase from $128.8 million for the fourth quarter of 2011 and a 28% increase from $280.2 million for full year 2011, respectively.

● Net cash inflow from operating activities for the fourth quarter of 2012, after deducting the purchase of equipment and subsidiaries was $137.6 million, an increase of 22% from $112.7 million for the fourth quarter of 2011. Net cash inflow from operating activities for full year 2012, after deducting the purchase of equipment and subsidiaries was $335.7 million, representing an increase of 47% from $228.0 million for full year 2011.

● Capital expenditures were $4.8 million and $19.6 million respectively for the fourth quarter and full year of 2012, mostly attributable to upgrading our LCD screens into interactive screens and network expansion in and into lower tier cities in China.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “In the fourth quarter of 2012, our operation’s performance was in-line with our previous expectations as we continue to be affected by a slower overall advertising spending in China.”

Kit Low, the Company’s Chief Financial Officer added, “In the fourth quarter of 2012, the Company’s aggregate net revenue year-on-year growth in our LCD display, poster frame business, in-store and movie theater network was 2%. GAAP net income attributable to Focus Media and Non-GAAP net income attributable to Focus Media for the fourth quarter of 2012 was $76.7 million and $95.1 million, respectively. In the fourth quarter of 2012, the Company generated a net cash inflow from operating activities after deducting the purchases of equipment and subsidiaries of $137.6 million.”

Fourth Quarter 2012 financial results

Advertising net revenue from the LCD display network was $127.5 million for the fourth quarter of 2012, representing a slight decrease of 1% from $128.4 million for the third quarter of 2012 and a decrease of 7% from $137.4 million for the fourth quarter of 2011. The decrease in net revenue was due to a weaker brand advertising environment.

Advertising net revenue from the poster frame network was $85.7 million for the fourth quarter of 2012, representing an increase of 5% from $81.6 million for the third quarter of 2012 and an increase of 33% from $64.5 million for the fourth quarter of 2011, which was driven by the strength of promotional budget spending in the market

Advertising net revenue from the in-store network was $11.1 million for the fourth quarter of 2012, representing a decrease of 23% from $14.5 million for the third quarter of 2012 and a decrease of 31% from $16.1 million for the fourth quarter of 2011. The decrease was mostly attributable to less advertising spending from domestic dairy producers.

Advertising net revenue from the movie theater network was $19.8 million for the fourth quarter of 2012, representing a decrease of 15% from $23.2 million for the third quarter of 2012 due to seasonal factors and a decrease of 5% from $20.8 million for the fourth quarter of 2011. The decrease in net revenue was mainly due to a weaker brand advertising environment.

Advertising net revenue from the traditional outdoor billboard network was $6.1 million for the fourth quarter of 2012, representing a decrease of 21% from $7.7 million for the third quarter of 2012 and a decrease of 56% from $13.9 million for the fourth quarter of 2011 due to combination of downsizing of the division and a weaker advertising environment. Due to medium term advertising spending uncertainties and the continued view of the Company that the traditional outdoor billboard network is not a core business segment, the Company has decided to downsize this business segment by divesting four entities within the segment. Two of which have been divested prior to end of the third quarter of 2012 and the other two were divested in the fourth quarter of 2012. Consequently, $1.2 million of revenues of two divested entities for the fourth quarter of 2012, $4.8 million of revenues of four divested entities for the third quarter of 2012 and $3.8 million of revenues of four divested entities for the fourth quarter of 2011 have been reclassified into “Net loss from discontinued operations” in the consolidated statements of operations. Other relevant items in the consolidated statements of operations were also reclassified accordingly to reflect the reclassification arising from the discontinued operations of the 4 entities.

Non-GAAP gross profit from the LCD display network for the fourth quarter of 2012 was $98.3 million, representing a decrease of 2% from $99.8 million for the third quarter of 2012 and a decrease of 13% from $113.6 million for the fourth quarter of 2011. The decrease in non-GAAP gross profit was a result of quarter-on-quarter and year-on-year revenue declines while the cost of sales remained largely unchanged in the LCD display network

Non-GAAP gross profit from the poster frame network for the fourth quarter of 2012 was $56.9 million, representing an increase of 8% from $52.5 million for the third quarter of 2012, and an increase of 58% from $35.9 million for the fourth quarter of 2011.

Non-GAAP gross profit from the in-store network for the fourth quarter of 2012 was $5.8 million, representing a decrease of 36% from $9.1 million for the third quarter of 2012 and a decrease of 55% from $12.8 million in the fourth quarter of 2011 mainly due to the combination of a lower revenue and relatively unchanged cost of sales.

Non-GAAP gross profit from the movie theater network for the fourth quarter of 2012 was $10.9 million, representing a decrease of 25% from $14.5 million for the third quarter of 2012 and a decrease of 21% from $13.8 million for the fourth quarter of 2011 due to a lower revenue and a larger cost of sales as a result of network expansion.

Non-GAAP gross profit from the traditional outdoor billboard network for the fourth quarter of 2012 was $0.8 million, compared to $1.2 million loss for the third quarter of 2012 and a decrease of 62% from $2.1 million for the fourth quarter of 2011.

Non-GAAP operating expense for the fourth quarter of 2012 was $57.9 million, substantially unchanged from $57.5 million for the third quarter of 2012. It also represented a decrease of 7% from $62.2 million for the fourth quarter of 2011.

Net cash inflow from operating activities in the fourth quarter of 2012 and full year of 2012 were $142.4 million and $358.3 million, respectively, representing an 11% increase from $128.8 million for the fourth quarter of 2011 and a 28% increase from $280.2 million for full year 2011, respectively.

Net cash inflow from investing activities for the fourth quarter of 2012 was $53.3 million. In the fourth quarter of 2012, the Company incurred capital expenditures of $4.8 million. Meanwhile, the Company received net cash inflows from disposal of short-term investments after deducting the placement of restricted cash totaling $57.3 million during the quarter. Short-term investments are longer term dated cash deposits normally with maturities of between three and twelve months that earn higher interest rate as compared to cash and cash equivalents. Restricted cash is deposited in bank accounts as security for bank borrowings.

Net cash used for financing activities for the fourth quarter of 2012 was $17.8 million, which consisted of a dividend paid by the Company declared in the third quarter of 2012.

Operating Data Summary

The Company is providing a breakdown of operating data as follows:

1) The approximate number of displays in the LCD display network was as follows:

	As of December 31, 2012	As of September 30, 2012
LCD screens (note)	136,711	136,870
LCD 2.0 digital picture screens	35,615	35,535
Total for LCD display network	172,326	172,405

Note: The decrease in the total number of LCD screens as of December 31, 2012 as compared to that as of September 30, 2012 was due to network optimization. Of the total LCD screens of 136,711 as of December 31, 2012, 10,534 screens were operated through our regional distributors as compared to 9,589 screens as of September 30, 2012.

2) The approximate number of devices in the poster frame network was as follows:

	As of December 31, 2012	As of September 30, 2012
Frame 1.0 picture frames (note)	505,571	497,269
Frame 2.0 digital picture screens	36,341	35,892
Total	541,912	533,161

Note: The increase in the total number of Frame 1.0 picture frames as of December 31, 2012 as compared to that as of September 30, 2012 was due to organic network expansion.

3) The total number of displays installed in our in-store network was approximately 52,267 as of December 31, 2012, slightly decreasing from 53,239 as of September 30, 2012 due to network optimization.

4) The number of movie screens on which the Company had the right to lease advertising time as of December 31, 2012 was approximately 2,730, as compared to 2,470 as of September 30, 2012. The increase was due to organic network expansion

Arrangements Regarding Announced Recurring Shareholder Payments

On January 10, 2012, the Company announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of the Company’s annual non-GAAP net income of the preceding fiscal year and to reserve up to an additional 30% of the Company’s annual non-GAAP net income of the preceding fiscal year (starting from 2012 earnings) that can be used, at the discretion of the board of directors, to increase the dividend payment or the size of our share purchase program in effect at that time (the “dividend policy”).

The Company announced on November 27, 2012 that its board of directors had resolved to postpone approval of future cash dividends through December 31, 2012 due to ongoing considerations relating to the going private proposal.

Due to the signing on December 19, 2012 of the going private merger agreement, which prohibits the Company from paying any dividends or repurchasing any of its ordinary shares or ADS pending consummation of the merger, the Company’s board of directors has resolved to terminate the dividend policy effective December 31, 2012.

Announcement of the Extraordinary General Meeting of Shareholders to Vote on the Going Private Transaction

The Company announced today that it has called an extraordinary general meeting of the shareholders to be held on April 29, 2013 to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated December 19, 2012, among Giovanna Parent Limited, Giovanna Acquisition Limited and the Company, the plan of merger and the transactions contemplated thereby (including the merger).

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of December 31, 2012, which was $1 to RMB 6.2855. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the fourth quarter of 2012, which was $1 to RMB 6.2926. Translation adjustments are reported as a component of comprehensive income.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity investment and goodwill impairment. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting for future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity investment and goodwill impairment. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollars in thousands, except percentages, share and per-share data)
(Unaudited)

			Three months ended December 31, 2012
	GAAP	(1)	(2)	(3)	(4)	Non-GAAP
Gross Profit (loss)
LCD display network	97,431	354	478		—	98,263
Poster frame network	56,776	—	74		—	56,850
In-store network	5,841	—			—	5,841
Movie theater network	10,925	—			—	10,925
Traditional outdoor billboard network	333	—	418		—	751

Total Gross Profit	171,306	354	970		—	172,630

General and administrative	32,968	(11,638)				21,330
Selling and marketing	51,973	(998)	(521)			50,454
Other operating income, net	(13,897)					(13,897)

Total operating expense	71,044	(12,636)	(521)			57,887

Operating profit from continuing operations	100,262	12,990	1,491			114,743
Profit from continuing operations before income taxes and loss from equity method investee	103,506	12,990	1,491	1,526		119,513
Net profit from continuing operations	76,296	12,990	1,491	4,126		94,903
Net loss from discontinued operations	(232)		174		(375)	(433)
Net income attributable to Focus Media	76,672	12,990	1,665	4,126	(375)	95,078

Basic net income from continuing operations attributable to Focus Media per ADS	0.59					0.73
Diluted net income from continuing operations attributable to Focus Media per ADS	0.57					0.71
Basic net income from discontinued operations attributable to Focus Media per ADS	0.00					0.00
Diluted net income from discontinued operations attributable to Focus Media per ADS	0.00					0.00
Basic net income attributable to Focus Media per ADS	0.59					0.73
Diluted net income attributable to Focus Media per ADS	0.57					0.71

ADS used in calculating basic income per ADS	130,265,271					130,265,271

ADS used in calculating diluted income per ADS	134,529,688					134,529,688

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). loss from equity investment, including equity method investee (VisionChina) and cost method investment
(4). Gain from disposal of previously acquired subsidiaries

	Three months ended September 30, 2012
	GAAP	(1)	(2)	(3)	(4)	Non-GAAP
Gross Profit (loss)
LCD display network	98,443	495	813	—	—	99,751
Poster frame network	52,341	—	129	—	—	52,470
In-store network	9,082	—	—	—	—	9,082
Movie theater network	14,471	—	—	—	—	14,471
Traditional outdoor billboard network	(1,708)	—	462	—	—	(1,246)

Total Gross Profit	172,629	495	1,404	—	—	174,528

General and administrative	36,132	(14,884)	—	—	—	21,248
Selling and marketing	53,123	(1,438)	(552)	—	—	51,133
Other operating income, net	(14,890)	—	—	—	—	(14,890)

Total operating expense	74,365	(16,322)	(552)	—	—	57,491

Operating profit from continuing operations	98,264	16,817	1,956	—	—	117,037
Profit from continuing operations before income taxes and loss from equity method investee	102,346	16,817	1,956	—	—	121,119
Net profit from continuing operations	65,334	16,817	1,956	9,499	—	93,606
Net profit/ (loss) from discontinued operations	(1,008)	—	806	—	908	706
Net income attributable to Focus Media	64,590	16,817	2,762	9,499	908	94,576

Basic net income from continuing operations attributable to Focus Media per ADS	0.52					0.74
Diluted net income from continuing operations attributable to Focus Media per ADS	0.49					0.71
Basic net income from discontinued operations attributable to Focus Media per ADS	(0.01)					0.00
Diluted net income from discontinued operations attributable to Focus Media per ADS	(0.01)					0.00
Basic net income attributable to Focus Media per ADS	0.51					0.74
Diluted net income attributable to Focus Media per ADS	0.48					0.71

ADS used in calculating basic income per ADS	127,777,021					127,777,021

ADS used in calculating diluted income per ADS	133,518,344					133,518,344

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)
(4). Goodwill impairment

	Three months ended December 31, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	112,179	286	1,100	—	113,565
Poster frame network	35,036	—	890	—	35,926
In-store network	12,797	—	—	—	12,797
Movie theater network	13,803	—	—	—	13,803
Traditional outdoor billboard network	1,591	—	459	—	2,050

Total Gross Profit	175,406	286	2,449	—	178,141

General and administrative	37,092	(14,267)	—	—	22,825
Selling and marketing	49,606	(1,029)	(1,055)	—	47,522
Other operating income, net	(8,181)	—	—	—	(8,181)

Total operating expense	78,517	(15,296)	(1,055)	—	62,166

Operating profit from continuing operations	96,889	15,582	3,504	—	115,975
Profit before tax from continuing operations	100,941	15,582	3,504	—	120,027
Net profit from continuing operations	37,037	15,582	3,504	38,882	95,005
Net loss from discontinued operations	(1,538)		980		(558)
Net income attributable to Focus Media	37,093	15,582	4,484	38,882	96,041

Basic net income from continuing operations attributable to Focus Media per ADS	0.29				0.73
Diluted net income from continuing operations attributable to Focus Media per ADS	0.28				0.70
Basic net income from discontinued operations attributable to Focus Media per ADS	(0.01)				0.00
Diluted net income from discontinued operations attributable to Focus Media per ADS	(0.01)				0.00
Basic net income attributable to Focus Media per ADS	0.28				0.73
Diluted net income attributable to Focus Media per ADS	0.27				0.70

ADS used in calculating basic income per ADS	132,073,143				132,073,143

ADS used in calculating diluted income per ADS	136,912,952				136,912,952

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except share and per-share data) (Unaudited) Twelve months ended December 31, 2012
	GAAP	(1)	(2)	(3)	(4)	Non-GAAP

Gross Profit (loss)
LCD display network	352,346	1,821	3,136			357,303
Poster frame network	183,873		596			184,469
In-store network	30,284					30,284
Movie theater network	43,994					43,994
Traditional outdoor billboard network	(2,592)		1,805			(787)

Total Gross Profit	607,905	1,821	5,537			615,263

General and administrative	136,704	(56,561)				80,143
Selling and marketing	194,095	(5,255)	(2,260)			186,580
Other operating income, net	(38,588)					(38,588)

Total operating expense	292,211	(61,816)	(2,260)			228,135

Operating profit from continuing operations	315,694	63,637	7,797			387,128
Profit before tax from continuing operations	331,459	63,637	7,797	1,526		404,419
Net profit from continuing operations	237,001	63,637	7,797	20,087		328,522
Net profit/ (loss) from discontinued operations	(1,065)		3,005		533	2,473
Net income attributable to Focus Media	238,078	63,637	10,802	20,087	533	333,137

Basic net income from continuing operations attributable to Focus Media per ADS	1.86					2.57
Diluted net income from continuing operations attributable to Focus Media per ADS	1.80					2.48
Basic net income from discontinued operations attributable to Focus Media per ADS	(0.01)					0.02
Diluted net income from discontinued operations attributable to Focus Media per ADS	(0.01)					0.02
Basic net income attributable to Focus Media per ADS	1.85					2.59
Diluted net income attributable to Focus Media per ADS	1.79					2.50

ADS used in calculating basic income per ADS	128,809,554					128,809,554

ADS used in calculating diluted income per ADS	133,250,339					133,250,339

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). loss from equity investment, including equity method investee (VisionChina) and cost method investment
(4). Loss from disposal of previously acquired subsidiaries, of which gain from disposal of subsidiaries was $0.4 million and loss from impairment of goodwill was $0.9 million.

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Twelve months ended December 31, 2011
	GAAP	(1)	(2)	(3)	Non- GAAP

Gross Profit
LCD display network	358,518	880	4,409	—	363,807
Poster frame network	75,079	—	4,175	—	79,254
In-store network	35,792	—	—	—	35,792
Movie theater network	25,082	—	43	—	25,125
Traditional outdoor billboard network	7,610	—	1,808	—	9,418

Total Gross Profit	502,081	880	10,435	—	513,396

General and administrative	126,518	(57,119)	—	—	69,399
Selling and marketing	146,392	(3,803)	(4,220)	—	138,369
Other operating (income), net	(16,147)	—	—	—	(16,147)

Total operating expense	256,763	(60,922)	(4,220)	—	191,621

Operating profit from continuing operations	245,318	61,802	14,655	—	321,775
Profit before tax from continuing operations	260,139	61,802	14,655	—	336,596
Net profit from continuing operations	161,790	61,802	14,655	43,633	281,880
Net profit from discontinued operations	(978)	—	1,343	—	365
Net income attributable to Focus Media	162,677	61,802	15,998	43,633	284,110

Basic net income from continuing operations per ADS	1.21				2.11
Diluted net income from continuing operations per ADS	1.18				2.04
Basic net income from discontinued operations per ADS	0.00				0.01
Diluted net income from discontinued operations per ADS	0.00				0.01
Basic net income attributable to Focus Media per ADS	1.21				2.12
Diluted net income attributable to Focus Media per ADS	1.18				2.05

ADS used in calculating basic income per ADS	134,241,550				134,241,550

ADS used in calculating diluted income per ADS	138,320,991				138,320,991

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

CONFERENCE CALL

1) The Company will host a conference call to discuss the fourth quarter and full year 2012 results at 9:00 p.m. U.S. Eastern Time on March 25, 2013 (6:00 p.m. U.S. Pacific Time on March 25, 2013 and 9:00 a.m. Beijing/Hong Kong Time on March 26, 2013). The dial-in details for the live conference call are set forth below:

International Toll Dial-In Number: + 65.6723.9381

Local Dial-In Number(s):
China, Domestic Mobile: 400.620.8038
China, Domestic: 800.819.0121
Hong Kong: +852.2475.0994
United States: +1.718.354.1231

International Toll Free Dial-in Number(s):
Hong Kong: +852.800.930.346
United States: +1.866.519.4004

Conference ID # 23817537

2) A replay of the call will be available from 0:00 a.m. March 26 — 8:59 a.m. April 2, 2013 (US Eastern Time). The dial-in details for the replay are set forth below:

International Toll Dial-In Number: +61.2.8199.0299

Local Dial-In Number(s):
Hong Kong: +852.3051.2780
United States: +1.646.254.3697

International Toll Free Dial-in Number(s):
China 400: 400.120.0932
China 800: 800.870.0205
Hong Kong: +852.800.963.117
United States: +1.855.452.5696

Conference ID # 23817537

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu

Tel: +86 21 22164155

Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2012-12-31	2012-09-30	2011-12-31
ASSETS
Current assets
Cash and cash equivalents	674,133	491,729	331,218
Restricted cash	—	99,043	99,673
Short-term investments	115,125	211,238	226,047
Accounts receivable, net	282,977	294,102	249,206
Prepaid expenses and other current assets	83,048	71,616	62,604
Rental deposits	57,152	60,739	60,913
Held-for-sale assets-current	—	4,660	—
Other current assets	2,418	2,262	3,222

Total current assets	1,214,853	1,235,389	1,032,883
Restricted cash	240,554	99,043	99,673
Rental deposits, non-current	3,447	3,252	4,047
Equipment, net	66,073	66,044	79,042
Acquired intangible assets, net	3,326	4,776	35,025
Goodwill	439,384	439,201	459,113
Equity method investment	1,001	5,040
Held-for-sale assets-non-current	—	21,008	20,534
Other long term assets	7,248	14,642	11,120
Total assets	1,975,886	1,888,395	1,741,437

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loan	—	100,000	100,000
Accounts payable	14,810	16,828	19,448
Accrued expenses and other current liabilities	179,441	188,569	173,754
Income taxes payable	69,437	43,745	35,463
Amount due to related parties	577	1,554	2,196
Held-for-sale liabilities-current	—	9,468	—
Deferred tax liabilities	31,464	29,339	33,550

Total current liabilities	295,729	389,503	364,411
Long-term loan	200,000	100,000	71,000
Acquisition purchase price payable	—	—	13,106
Held-for-sale liabilities-non-current	—	6,159	—
Deferred tax liabilities, non-current	12,201	13,190	20,099

Total liabilities	507,930	508,852	468,616

Equity
Ordinary shares	33	32	32
Additional paid in capital	1,561,435	1,548,446	1,533,617
Subscription receivable	—	—	—
Accumulated deficit	(214,554)	(291,226)	(400,276)
Accumulated other comprehensive income	123,015	113,318	119,796

Total Focus Media equity	1,469,929	1,370,570	1,253,169
Noncontrolling interests	(1,973)	8,973	19,652

Total equity	1,467,956	1,379,543	1,272,821

Total liabilities and equity	1,975,886	1,888,395	1,741,437

		Focus Media Holding Limited
	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	(U.S Dollars in thousands, except earnings per ADS and ADS data)
		Three months ended				Twelve months ended

	2012-12-31		2012-9-30	2011-12-31		2012-12-31		2011-12-31
Revenues
LCD display network	134,372		135,777		150,452		491,290	486,550
In-store network	11,311		14,879		17,559		53,149	61,669
Poster frame network	89,679		86,056		70,595		319,522	202,548
Movie theater network	20,358		23,753		21,658		78,591	53,330
Traditional outdoor billboard network	6,141		7,751		14,242		32,490	50,358

Total gross revenues	261,861		268,216		274,506		975,042	854,455
Less: Sales taxes	11,672		12,740		21,807		47,541	67,923

Total net revenue (note 1)	250,189		255,476		252,699		927,501	786,532

Cost of revenues
LCD display network	30,025		29,976		25,229		113,135	85,847
In-store network	5,254		5,384		3,258		21,504	20,582
Poster frame network	28,903		29,268		29,511		117,685	110,370
Movie theater network	8,924		8,762		6,980		32,661	25,753
Traditional outdoor billboard network	5,777		9,457		12,315		34,611	41,899

Total cost of revenues	78,883		82,847		77,293		319,596	284,451

Gross profit	171,306		172,629		175,406		607,905	502,081

Operating expenses
General and administrative	32,968		36,132		37,092		136,704	126,518
Selling and marketing	51,973		53,123		49,606		194,095	146,392
Other operating (income) expenses, net	(13,897)		(14,890)		(8,181)		(38,588)	(16,147)

Total operating expenses	71,044		74,365		78,517		292,211	256,763

Operating profit	100,262		98,264		96,889		315,694	245,318
Interest income	6,181		5,366		4,636		22,358	15,538
Interest expense	(1,411)		(1,284)		(584)		(5,067)	(717)
Loss from cost method equity investment	(1,526)		-		-		(1,526)	—
Income from continuing operations before income taxes	103,506		102,346		100,941		331,459	260,139
Provision for income taxes	24,610		27,513		25,022		75,897	54,716
Loss from equity method investee	2,600		9,499		38,882		18,561	43,633
Net income from continuing operations	76,296		65,334		37,037		237,001	161,790
Net loss from discontinued operations, net of tax	(232)		(1,008)		(1,538)		(1,065)	(978)

Net income	76,064		64,326		35,499		235,936	160,812
Less: Net loss attributable to noncontrolling interests	(608)		(264)		(1,594)		(2,142)	(1,865)

Net income attributable to Focus Media	76,672		64,590		37,093		238,078	162,677

Net income from continuing operations per ADS
-basic	0.59		0.52		0.29		1.86	1.21
-diluted	0.57		0.49		0.28		1.80	1.18
Net income from discontinued operations per ADS
-basic	0.00		(0.01)		(0.01)		(0.01)	0.00
-diluted	0.00		(0.01)		(0.01)		(0.01)	0.00
Net income attributable to Focus Media per ADS
-basic	0.59		0.51		0.28		1.85	1.21

-diluted	0.57		0.48		0.27		1.79	1.18

ADS used in calculating
basic income per ADS	130,265,271	127,777,021		132,073,143		128,809,554		134,241,550

ADS used in calculating
diluted income per ADS	134,529,688	133,518,344		136,912,952		133,250,339		138,320,991

		Focus Media Holding Limited
	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	(U.S Dollars in thousands, except earnings per ADS and ADS data)
	Three months ended						Twelve months ended

	2012-12-31		2012-09-30	2011-12-31	2012-12-31			2011-12-31
Net income		76,064	64,326	35,499		235,936		160,812
Other comprehensive income, net of tax
Foreign currency translation adjustments		9,687	(2,964)	8,256		2,638		40,190
Share of post-acquisition movements in equity investee’s other comprehensive income		76	(43)	256		552		1,639

Comprehensive income		85,827	61,319	44,011		239,126		202,641
Comprehensive loss attributable to non-controlling interests		(542)	(286)	(1,429)		(2,171)		(1,491)

Comprehensive income attributable to Focus Media		86,369	61,605	45,440		241,297		204,132

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Twelve months ended
	2012-12-31	2012-9-30	2011-12-31	2012-12-31	2011-12-31
Gross revenues
LCD display network	134,372	135,777	150,452	491,290	486,550
In-store network	11,311	14,879	17,559	53,149	61,669
Poster frame network	89,679	86,056	70,595	319,522	202,548
Movie theater network	20,358	23,753	21,658	78,591	53,330
Traditional outdoor billboard network	6,141	7,751	14,242	32,490	50,358
Total gross revenues	261,861	268,216	274,506	975,042	854,455

Less: Sales taxes
LCD display network	6,916	7,358	13,044	25,809	42,185
In-store network	216	413	1,504	1,361	5,295
Poster frame network	4,000	4,447	6,048	17,964	17,099
Movie theater network	509	520	875	1,936	2,495
Traditional outdoor billboard network	31	2	336	471	849
Total sales tax	11,672	12,740	21,807	47,541	67,923

Net revenues
LCD display network	127,456	128,419	137,408	465,481	444,365
In-store network	11,095	14,466	16,055	51,788	56,374
Poster frame network	85,679	81,609	64,547	301,558	185,449
Movie theater network	19,849	23,233	20,783	76,655	50,835
Traditional outdoor billboard network	6,110	7,749	13,906	32,019	49,509
Total net revenues	250,189	255,476	252,699	927,501	786,532

                                                               FOCUS MEDIA HOLDING LIMITED
                                                 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
                                                               (U.S. Dollars in thousands)
                                                                   Three months ended            Twelve months ended

                                                                 2012-12-31     2011-12-31     2012-12-31      2011-12-31

   Operating activities:

Net income                                                     76,064         35,499        235,936         160,812

Adjustments to reconcile net income  to net cash
provided by operating activities:

Bad debt expenses                                               4,182          5,755         13,341          16,013

Share-based compensation                                       12,990         15,582         63,637          61,802

Depreciation                                                    7,820          7,601         30,741          28,787

Amortization of acquired intangible assets                      1,665          4,484         10,802          15,998

Loss from cost method investee                                  1,526              -          1,526               -

Loss from equity method investee                                2,600         38,882         18,561          43,632

Change in fair value of contingent consideration
liabilities for acquisition of subsidiaries                         -              -          1,179               -

Others                                                         (1,523)          (199)           621           1,910

Net changes in current assets and current liabilities,
net of effects of acquisitions                                 37,121         21,189        (18,094)        (48,796)
                                                            ---------      ---------      ---------      ----------

   Net cash provided by operating activities                        142,445           128,793           358,250            280,158
                                                            ---------      ---------      ---------      ----------

   Investing activities:

Purchase of equipment and other long term assets               (4,807)       (15,494)       (19,645)        (38,918)

Payment paid to acquire subsidiaries, net of cash
acquired                                                            -           (606)        (2,929)        (13,228)

Investment in equity method investee                                -              -              -         (61,003)

Cash deposited as restricted cash                             (40,719)      (199,346)       (67,232)       (199,346)

Cash received from the release of restricted cash                                            26,366

Proceeds received from the sale of short-term investments     114,916        166,643        470,977       1,044,680

Proceeds used in investment in short-term investments         (16,937)      (186,371)      (359,595)     (1,124,034)

Proceeds received from disposal of fixed assets                    69            100            409             672

Proceeds from disposal of subsidiaries                          1,392              -          2,519           7,296

Cash of disposed entities                                        (596)             -         (2,378)              -

   Net cash provided by/(used in) investing activities               53,318          (235,074)           48,492           (383,881)
                                                            ---------      ---------      ---------      ----------

   Financing activities:

Proceeds from short-term loan                                       -        145,000         34,794         175,000

Repayment of short-term loan                                 (100,000)       (75,000)      (134,017)        (75,000)

Proceeds from long-term loan                                  200,000         71,000        229,000          71,000

Repayment from long-term loan                                (100,000)             -       (100,000)              -

Cash used for share repurchase                                      -       (144,269)       (41,445)       (213,375)

Dividend payout                                               (17,846)             -        (53,148)              -

(Repayment to) capital injection  from noncontrolling
interests                                                           -           (321)             -            (397)

Proceeds from issuance of ordinary shares, net of
issuance costs                                                      -          1,236             34           3,063

   Net cash provided by/(used in) financing activities              (17,846)           (2,354)          (64,782)           (39,709)
                                                            ---------      ---------      ---------      ----------

Effect of exchange rate changes                                 3,504          4,531            955          20,174
                                                            ---------      ---------      ---------      ----------

   Net increase in cash and cash equivalents                        181,421          (104,104)          342,915           (123,258)

Cash and cash equivalents, beginning of period                491,729        435,322        331,218         454,476
                                                            ---------      ---------      ---------      ----------

Add: Cash and cash equivalents in held-for-sale assets,
beginning of period                                               983              -              -               -
                                                            ---------      ---------      ---------      ----------

   Cash and cash equivalents, end of period                         674,133           331,218           674,133            331,218
                                                            =========      =========      =========      ==========

Supplemental disclosure of cash flow information:

Income taxes paid                                               2,684          2,970         39,791          27,582

Interest paid                                                   1,487            560          4,885             665
                                                            =========      =========      =========      ==========

Supplemental disclosure of non-cash investing activity:

 Accrual for acquisition of subsidiaries                          671         19,584            671          19,584
                                                            =========      =========      =========      ==========